UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GREEN JR RICHARD C
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   UtiliCorp United Inc. (UCUC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                  03/09/01    A (1)    33,574.0000   A  $0.000000                   D  Direct
Common Stock                                  03/09/01    A (1)    52,245.0000   A  $0.000000                   D  Direct
Common Stock                                  03/09/01    A (1)    61,114.0000   A  $0.000000                   D  Direct
Common Stock                                  03/12/01    R        26.3580       A  $28.493000                  D  Direct
Common Stock                                  03/12/01    A        18.2390       A  $28.493000                  D  Direct
Common Stock                                  06/12/01    R        15.9080       A  $33.012000                  D  Direct
Common Stock                                  09/12/01    R        17.3650       A  $30.518000                  D  Direct
Common Stock                                  09/12/01    R        25.2990       A  $30.518000                  D  Direct
Common Stock                                  12/12/01    R        33.1330       A  $30.518100                  D  Direct
Common Stock                                  12/12/01    R        22.7290       A  $30.518100                  D  Direct
Common Stock                                  12/12/01    R        87.7441       A  $23.266700   186,877.1691   D  Direct
Common Stock                                                                                     471,676.0000   I  RNG Investments
Common Stock                                                                                     934,745.0000   I  by Green
                                                                                                                   Family,L.P.
Common Stock                                                                                     49,938.0000    I  by Spouse
Common Stock                                                                                     193,090.5000   I  by Trust - 1
Common Stock                                  03/12/01    A        123.3641      A  $30.189300                  I  by trust 401K
Common Stock                                  06/12/01    A        107.4175      A  $34.986500                  I  by trust 401K
Common Stock                                  09/12/01    A        123.8331      A  $30.629000                  I  by trust 401K
Common Stock                                  12/12/01    A        164.5202      A  $23.266700   12,924.0870    I  by trust 401K
Common Stock                                  08/12/01    A        212.6541      A  $32.160000                  I  by trust CAP Plan

Common Stock                                  09/12/01    A        112.9258      A  $31.920000                  I  by trust CAP Plan

Common Stock                                  10/12/01    A        230.8723      A  $30.500000                  I  by trust CAP Plan

Common Stock                                  11/12/01    A        164.2283      A  $27.400000                  I  by trust CAP Plan

Common Stock                                  12/21/01    A        246.2344      A  $24.000000   966.9149       I  by trust CAP Plan

Common Stock                                  03/15/01    A        66.3082       A  $30.116700                  I  by trust SCP
Common Stock                                  06/12/01    A        57.2738       A  $34.986500                  I  by trust SCP
Common Stock                                  09/12/01    A        66.0856       A  $30.629000   6,805.1023     I  by trust SCP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $23.083300                                                                              02/02/09
(right to buy)
Non-Qualified Stock Option     $23.562700                                                                              02/02/08
(right to buy)
Non-Qualified Stock Option     $19.125000                                                                              02/01/10
(right to buy)
Non-Qualified Stock Option     $23.083300                                                                              02/02/09
(right to buy)
Non-Qualified Stock Option     $23.562667                                                                 02/02/02     02/02/08
(right to buy)
Non-Qualified Stock Option     $28.415000      01/31/01       A         65,000.0000                                    01/31/11
(right to buy)
Non-Qualified Stock Option     $18.166700                                                                              08/08/05
(right to buy)
Non-Qualified Stock Option     $18.500000                                                                              09/08/05
(right to buy)
Non-Qualified Stock Option     $19.041700                                                                              02/02/03
(right to buy)
Non-Qualified Stock Option     $19.125000                                                                              01/31/02
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option               Common Stock                   48,750.0000               48,750.0000   I   RNG Investments
(right to buy)
Non-Qualified Stock Option               Common Stock                   67,500.0000               67,500.0000   I   RNG Investments
(right to buy)
Non-Qualified Stock Option               Common Stock                   65,000.0000               65,000.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   146,250.0000              146,250.0000  D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   67,500.0000               67,500.0000   D   Direct
(right to buy)
Non-Qualified Stock Option     01/31/01  Common Stock                   65,000.0000               65,000.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   180,848.0000              180,848.0000  I   RNG Investments
(right to buy)
Non-Qualified Stock Option               Common Stock                   212,100.0000              212,100.0000  I   RNG Investments
(right to buy)
Non-Qualified Stock Option               Common Stock                   69,900.0000               69,900.0000   I   RNG Investments
(right to buy)
Non-Qualified Stock Option               Common Stock                   65,550.0000               65,550.0000   I   RNG Investments
(right to buy)

Explanation of Responses:

(1)
Plan pursuant to which the reported restricted stock was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Sara Henning
    For: Richard C. Green, Jr.
DATE 02/13/02